SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 000-28168
                                                                      ---------

                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  June 20, 2002
                           -----------------------------------------------------

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION


STRATEGIC CAPITAL RESOURCES, INC.
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Full name of registrant

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Former name if applicable

7900 Glades Road, Suite 610
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Address of principal executive office (Street and number)

Boca Raton, Florida 33434
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City, state and zip code


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     See attached narrative.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Andrew I. Telsey, Esq.                (303)        768-9221
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        STRATEGIC CAPITAL RESOURCES, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date September 30, 2002          By  s/David Miller
    -------------------            ---------------------------------------------
                                   David Miller, President, CEO and Chairman of the Board

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                              PART III - NARRATIVE

     Strategic Capital Resources, Inc. (hereinafter "we," "our," "us," or the "Company") has filed all of our previous '34 Act reports on a timely basis. We had retained Horton & Company, L.L.C. as our independent auditors in late 1995. Horton & Company, L.L.C. was acquired by or merged with Citrin Cooperman & Company, LLP ("Citrin") on or about December 2001, with Citrin being the surviving entity. We were assured prior to and after the combination that our service would improve and greater resources would be available to us.

     We advised Citrin prior to engagement that we wanted to file our Annual Report on Form 10-K in mid-August 2002. We hired a new CFO during May 2002. Ed Horton, a partner in Citrin, advised us that since our CFO was new and Citron had different internal review procedures and that he was going on vacation the last week of August, we should plan on filing our 10-K during the first week in September, which we agreed to. We were subsequently advised that Citrin's review partner would be available for a final review September 17, 2002, and that there were no outstanding issues relating to our audited financial statements and we would be able to file by the 19th or 20th of September, 2002. The body of our Form 10-K Report was completed on or about September 17, 2002.

     On September 18, 2002, we were advised that files had to be organized so Citrin's review partner, Larry Edelstein, could sign off, but that he was too busy to do so until September 25, 2002. The filing deadline was emphasized and Mr. Horton said he would have him come back earlier or have another partner complete the review. We emphasized the importance of our filing the applicable report as soon as possible, as we had advised our lenders of the same and were concerned about our credibility. Despite pleading, numerous assurances and promises, nothing happened.

     On September 25, 2002, Citrin's review partner returned and we were advised that Mark Schniebolk, the Quality Control Partner of Citrin, had to review everything as well. We received additional assurances on September 25, 2002, that we would be able to file no later than Thursday, September 27, 2002. On September 25, 2002, a conference call took place, where we were advised that there were two open items. We were promised a letter that evening or the following morning detailing the issues and advised that another partner of Citrin would perform an additional review. We did not receive any letter.

     We provided the information requested relating to the two open items on Wednesday evening, September 25, 2002, and Thursday morning, September 26, 2002. Another conference call took place on Thursday, September 26, 2002, in the afternoon with our President and Chairman, our CFO, Citrin and our legal counsel. At that time, one of the two outstanding issues was resolved by explaining again to the audit partners the related facts. No changes to the draft of our financial statements was required. During this conference call, we were verbally advised that there was one outstanding issue involving the exercise of Warrants previously issued beginning in 1995, the reverse stock split undertaken by us during our 2002 fiscal year and the possibility that we would need to take a charge of between $70-$100 million, despite the fact that a Citrin Partner was involved in our Board of Directors discussions regarding these matters. This issue was not raised by Citrin until Wednesday, September 25, 2002, at approximately 5:00 p.m. Eastern Time. We requested that Citrin provide us with a letter detailing the outstanding issue to insure that no additional issues remained, but Citrin refused to provide the same.

Exhibit 1 to Form 12b-25
------------------------

Citrin Cooperman & Company, LLP
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CERTIFIED PUBLIC ACCOUNTANTS




                           September 30, 2002


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Filing Desk, Stop 1-4

                           Re: Strategic Capital Resources, Inc. (the "Company")
                               Form 10-K for the year ended
                               June 30, 2002

Ladies and Gentlemen:

     We are the independent auditors for the above named registrant. We have not been able to complete our audit of the Company's financial statements for the year ended June 30, 2002 as we are awaiting documentation and other evidential matter from the Company in order to substantiate the accounting treatment for various transactions during the year and their effect on the Company's financial statements.

                           Very truly yours,


                           s/Citrin Cooperman & Company, LLP

                           Citrin Cooperman & Company, LLP
                           Certified Public Accountants







529 FIFTH AVENUE, NEW YORK, NY 10017 - (212) 697-1000 - FAX (212) 697-1004
e-mail: info@citrincooperman.com
www.citrincooperman.com